------------------------------
                                                          OMB APPROVAL
                                                 ------------------------------
                                                  OMB Number
                                                  Expires:
                                                  Estimated average burden
                                                 hours per response ....... 0.5
                                                 ------------------------------

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


===============================================================================
1. Name and Address of Reporting Person*

   Coltec Industries Inc
-------------------------------------------------------------------------------
   (Last)               (First)                 (Middle)

   3 Coliseum Centre
   2550 West Tyvola Road
-------------------------------------------------------------------------------
                                    (Street)

   Charlotte, North Carolina 28217
-------------------------------------------------------------------------------
   (City)                           (State)                       (Zip)

===============================================================================
2. Date of Event Requiring Statement (Month/Day/Year)

   11/22/98
===============================================================================
3. IRS or Social Security Number of Reporting Person (Voluntary)

   13-1846375
===============================================================================
4. Issuer Name and Ticker or Trading Symbol

   The B.F.Goodrich Company (NYSE:GR)
===============================================================================
5. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ]   Director                             [ x ]   10% Owner **
   [   ]   Officer (give title below)           [   ]   Other (specify below)

      --------------------------------------------------------------------
===============================================================================
6. If Amendment, Date of Original (Month/Year)

===============================================================================
7. Individual or Joint/Group Filing  (Check applicable line)

   [ x ] Form Filed by One Reporting Person

   [   ] Form Filed by More than One Reporting Person
===============================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
===============================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr.5)
-----------------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

===================================================================================================================================

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

===============================================================================

                                                                                                          5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------         4. Conver-   Security:
                            (Month/Day/Year)                                     Amount        sion or     Direct      6.Nature of
                         ----------------------                                  or            Exercise    (D) or        Indirect
1. Title of             Date                Expira-                              Number        Price of    Indirect      Beneficial
   Derivative Security  Exer-               tion                                 of            Derivative  (I)           Ownership
   (Instr. 4)           cisable             Date             Title               Shares        Security    (Instr.5)     (Instr. 5)
-----------------------------------------------------------------------------------------------------------------------------------

Option                   Upon the "Trigger   Upon the         Common Stock, par  14,792,612**  $35.9375     D
                         Event" specified in occurrence of    value $5 per share
                         the stock option    certain events
                         agreement, dated    specified in the
                         as of November      Option Agreement
                         22, 1998 (the       and described in
                         "Option             the Reporting
                         Agreement"),        Person's Schedule
                         between the Issuer  13D under the
                         and the Reporting   Securities
                         Person (filed as    Exchange Act of
                         Exhibit 99.3 to the 1934 dated
                         Issuer's Report on  December 2,
                         Form 8-K dated      1998
                         November 24,
                         1998, which
                         Exhibit is
                         incorporated
                         herein by
                         reference).

----------------------------------------------------------------------------------------------------------------------------------

==================================================================================================================================

Explanation of Responses:

** Beneficial ownership of 14,792,612 shares of Common Stock reported hereunder is being so reported solely as a result of the Option Agreement. The option granted pursuant to the Option Agreement has not yet become exercisable. Because such option will not become exercisable unless and until certain specified events occur, the Reporting Person expressly disclaims beneficial ownership of all such shares, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of the reported securities for purposes of Section 16 or for any other purpose.

*** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

/s/ Robert J. Tubbs                                      December 2, 1998
-------------------------------------------         -----------------------
Name:  Robert J. Tubbs                                          Date
Title: Executive Vice President,
       General Counsel and Secretary
***Signature of Reporting Person


Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the colletion of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                  Page 2 of 2